Monthly Report - July, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $   6,648,171       36,515,304
Change in unrealized gain (loss) on open      (8,675,683)      (8,305,520)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               0            7,837
      obligations
   Change in unrealized gain (loss) from U.S.      (8,078)          (1,776)
      Treasury obligations
Interest Income 			           23,771          177,086
Foreign exchange gain (loss) on
  margin deposits   		                   42,586         (11,579)
				               ------------    -------------
Total: Income 				       (1,969,233)       28,381,352

Expenses:
   Brokerage commissions 		        1,240,250        9,323,343
   Management fee 			           33,981          247,606
   20.0% New Trading Profit Share 	                0                0
   Custody fees 		       	            1,014           33,621
   Administrative expense 	       	          118,852          843,196
					      ------------    -------------
Total: Expenses 		                1,394,097       10,447,766
Net Income(Loss)			   $   (3,363,330)       17,933,586
for July, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (243,768.167    $     7,634,159    247,908,459    255,542,618
units) at June 30, 2014
Addition of 		 	              0         75,481         75,481
64.353 units on July 1, 2014
Redemption of 		 	              0    (5,215,830)    (5,215,830)
(5,030.605) units on  July 31, 2014*
Net Income (Loss)               $      (64,476)    (3,298,854)    (3,363,330)
for July, 2014
         			   -------------   -------------   -----------


Net Asset Value at July 31, 2014
(238,880.383 units inclusive
of 78.468 additional units) 	      7,569,683    239,469,256    247,038,939
				  =============  ============= ==============


		GLOBAL MACRO TRUST July 2014 UPDATE
                      Year to Date     Net Asset
Series	  July ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (1.38)% 	   6.65%  $    1,016.67	  220,655.658 $   224,333,255
Series 2     (1.03)% 	   9.33%  $    1,220.19	       39.121 $        47,735
Series 3     (1.01)% 	   9.49%  $    1,233.13	   15,999.204 $    19,729,147
Series 4     (0.84)% 	  10.78%  $    1,339.55	    2,186.400 $     2,928,802

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			August 7, 2014
Dear Investor:

The Trust posted a loss in July, largely due to losses during the final week of the month on long interest rate futures positions and short dollar trades, and from losses on the final day of the month from long equity futures positions. Overall for July, losses on currency and energy trading were larger than the residual gain from trading interest rate futures, and fractional gains from equity, metal and agricultural commodity futures trading.

Signs of improving economic activity in the U.S.--highlighted by strong second quarter GDP growth--together with some uptick in U.S. inflation indicators and the continued Federal Reserve movement toward ending quantitative easing led to a marked increase in U.S interest rates, and reverberations worldwide. Profits from long positions in German, French, Italian, British, Japanese and Canadian note and bond futures--though reduced near month-end--were slightly larger than the losses from long U.S. note, bond and eurodollar futures positions.

Actual and prospective interest rate increases in the U.S. also led to a strengthening of the U.S. dollar. As a result, short U.S. dollar trades versus New Zealand, Canada, Mexico, Korea, Switzerland, Brazil, Russia and Poland registered losses. The fact that New Zealand officials suggested that the rise in the NZ$ was "unjustified and unsustainable" and that further
New Zealand official interest rate hikes were put on hold added to the U.S. dollar's advance. Long U.S. dollar positions against the Czech koruna and Swedish krona, and short euro trades against the Turkish lira and South African rand were each marginally profitable.

Trading of equity futures was slightly profitable in July. In the wake of rising interest rates, the Argentine default, Ukraine developments and increased sanctions on Russia, and continued Middle East tumult, European and U.S. equity futures--whose valuations were coming into question after having advanced significantly in recent years--capitulated and fell broadly on the last day of the month. Consequently, long positions in U.S. and European equity index futures generated losses.
A short vix trade was also unprofitable. On the other hand, Asian equity futures--which had not participated in the gains of recent years--were in demand and long positions in Chinese, Hong Kong, Korean, Japanese, Singaporean and Australian equity futures were profitable.

Energy prices were volatile in July, buffeted by adequate supplies on the one hand and Middle East turmoil on the other. Consequently, trading of Brent crude, WTI, crude, RBOB gasoline, London gas oil and heating oil produced losses.

Long trades in aluminum, zinc, and palladium were fractionally positive.

In the agricultural sector, short corn, wheat, and soybean oil positions were profitable as USDA reports suggested that ample inventories and harvests were in the offing. A short cotton trade benefitted from signs of a better U.S crop and slowing Chinese demand. A short sugar position was profitable on news of a better supply outlook in Brazil.



   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman